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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark One)

               [ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)


For the fiscal year ended
December 31, 1993


                                       OR

               [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the transition period ______ to ______


Commission file number 33-51585


A. Full title of Plan and the address of the plan, if different from that of the issuer named below:

     ABBOTT LABORATORIES STOCK RETIREMENT PLAN

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

     ABBOTT LABORATORIES
     One Abbott Park Road
     Abbott Park, Illinois  60064-3500

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The information required by Item 4 of Form 11-K was filed on June 27, 1994 in paper with the Securities and Exchange Commission under cover of Form SE pursuant to General Instruction E to Form 11-K and Item 311(c) of
Regulation S-T.


                                     - 2 -

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                                    EXHIBITS


               23        Consent of Independent Public Accountants


                                    SIGNATURE


               Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  Abbott Laboratories Stock
                                                  Retirement Plan


Date:   June 28, 1994                             By: /s/ Thomas C. Freyman
     -----------------------                         ---------------------------
                                                     Thomas C. Freyman, Chairman
                                                     of the Trustees and Trustee